FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending May 17, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued: Wednesday 17th May 2006


                 GLAXOSMITHKLINE EXTENDS JP GARNIER'S CONTRACT


GlaxoSmithKline plc today announces that Chief Executive Officer Dr. JP Garnier's contract has been extended to May 2008. Dr. Garnier's contract was set to expire in October 2007 upon his 60th birthday.


 Sir Christopher Gent, Chairman, GlaxoSmithKline said:


"I am delighted that JP has agreed to an extension of his contract and will continue to lead GSK for the next two years. This will maintain momentum for GSK, in what will be an important and exciting period for the pipeline; and, during this period, will enable the Board to complete the process for appointing his successor."


Dr. JP Garnier said:


"I believe that the next two years will see further confirmation of GSK's strong and innovative pipeline, with many significant filings and launches of new medicines and vaccines. I am proud to have the opportunity to continue leading GSK through this very important period."


Enquiries: UK Media                         Philip Thomson      (020) 8047 5502

                                            Alice Hunt          (020) 8047 5502

                                            Gwenan Evans        (020) 8047 5502

           US Media                         Nancy Pekarek       (215) 751 7709

                                            Mary Anne Rhyne     (919) 483 2839

                                            Patricia Seif       (215) 751 7709

          European Analyst / Investor       Duncan Learmouth    (020) 8047 5540

                                            Anita Kidgell       (020) 8047 5542

                                            Jen Hill            (020) 8047 5543

                                            David Mawdsley      (020) 8047 5564

          US Analyst / Investor             Frank Murdolo       (215) 751 7002

                                            Tom Curry           (215) 751 5419


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date:May 17, 2006                                         By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc